EXHIBIT 15.1

January 14, 2004

The Board of Directors and Stockholders, Sun Microsystems, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8) of Sun Microsystems, Inc. pertaining to the Waveset Technologies, Inc. Amended and Restated 2000 Stock Plan of our report dated October 15, 2003 relating to the unaudited condensed consolidated interim financial statements of Sun Microsystems, Inc. that is included in its Form 10-Q for the quarter ended September 28, 2003.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Very truly yours,

/s/ Ernst & Young LLP